BlackRock Execution Services
Exemption Report
For the year ended December 31, 2018

BlackRock Execution Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).   To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2018 without exception.

AFFIRMATION

I, Lauren Bradley, affirm that, to the best of my knowledge and belief, the Exemption Report for the year ended December 31, 2018, is true and correct.

Lauren Bradley 2/28/19
Signature   Date

Financial and Operations Principal
Title

Subscribed to before me this 28th day of February, 2019.

Victoria L. Parisi

Notary Public

VICTORIA L. PARISI
NOTARY PUBLIC
State of Connecticut
My Commission Expires Nov. 30, 2023